UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-09043

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: BROAD STREET REALTY, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 7250 Woodmont Ave, Suite 350

City, State and Zip Code: Bethesda, Maryland 20814

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Broad Street Realty, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) within the prescribed time period because the Company requires additional time to finalize the financial statements and related information included in the Annual Report, including regarding management's assessment of the Company's ability to continue as a going concern due to certain debt maturities occurring within the next 12 months, and to complete the audit process.

The Company currently expects to file the Annual Report within the fifteen calendar-day period permitted pursuant to Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Z. Jacoby	(301)	828-1200
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects total revenues for the year ended December 31, 2021 to be $25.3 million, an increase of approximately $5.7 million, or 29%, compared to the year ended December 31, 2020, as a result of an approximately $5.5 million increase in rental income and an approximately $0.4 million increase in commissions. These increases were partially offset by an approximately $0.3 million decrease in management and other fees. Rental income increased as a result of the acquisition of three properties in the second quarter of 2021 and one property in the fourth quarter of 2021. The increase in commissions is mainly attributable to a larger transaction volume during 2021 due to transactions delayed in 2020 related to COVID-19. The decrease in management and other fees is mainly attributable to fees recognized in 2020 related to the properties acquired by the Company during 2021.

The Company currently expects total operating expenses for the year ended December 31, 2021 to be $31.4 million, an increase of approximately $6.6 million, or 27%, compared to the year ended December 31, 2020, primarily from: (i) an increase in depreciation and amortization expense of approximately $2.6 million primarily related to five properties that were acquired since July 2020 (which comprise $3.8 million of the total depreciation and amortization expense, partially offset by a $1.5 million decrease in amortization of in-place lease tangibles); (ii) an increase in general and administrative expenses of approximately $2.4 million mainly attributable to an increase in professional service fees including legal, audit and tax fees of approximately $0.7 million, an increase in stock compensation expense of approximately $0.6 million, higher payroll and related expenses of approximately $0.6 million, an increase in leasing commissions of approximately $0.3 million, and an increase in fees to operate as a public company, including directors and officers insurance, board of directors fees and filing fees of approximately $0.1 million; and (iii) an increase in property operating expenses of $1.8 million, of which $1.4 million is related to the five properties acquired since July 2020 and $0.2 million related to an increase in snow removal expense.

The Company currently expects operating loss for the year ended December 31, 2021 to be $6.1 million, compared to $5.1 million for the year ended December 31, 2020.

The Company currently expects total other expenses for the year ended December 31, 2021 to be $8.2 million, compared to $7.4 million for the year ended December 31, 2020.

The Company currently expects net loss for the year ended December 31, 2021 to be $10.7 million, compared to $9.5 million for the year ended December 31, 2020, and net loss attributable to common stockholders for the year ended December 31, 2021 to be $9.5 million, compared to $8.1 million for the year ended December 31, 2020.

The Company has an aggregate of $75.4 million of senior secured debt and preferred equity that is treated as debt, which is scheduled to mature on January 1, 2023, subject to two one-year extension options, subject to certain conditions. The Company’s ability to continue as a going concern for a period of one year from the expected issuance date of the Company’s financial statements included in the Annual Report may depend on the Company’s ability to extend the initial maturity date of this debt. The Company is in discussions with the counterparty to extend the initial maturity date of this debt but can provide no assurances that it will be able to do so prior to filing the Annual Report.

The Company believes that its results contained herein for the fiscal year ended December 31, 2021 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Annual Report and the Company’s expected financial results for year ended December 31, 2021. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

BROAD STREET REALTY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael Z. Jacoby
Michael Z. Jacoby, Chief Executive Officer

April 1, 2022